Exhibit 12.1

EXHIBIT 12.1 - STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions except financial ratios, share and per share data)

	2017	2016	2015	2014	2013
1. NET INCOME ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENTAGE OF SALES
A Net income attributable to Innospec Inc.	$61.8	$81.3	$119.5	$84.1	$77.8
B Net sales	$1306.8	$883.4	$1012.3	$960.9	$818.8
A % of B	4.7%	9.2%	11.8%	8.8%	9.5%

2. EFFECTIVE TAX RATE AS A PERCENTAGE
C Income taxes	$66.3	$21.8	$32.8	$26.8	$15.0
D Income before income taxes	$128.1	$103.1	$152.3	$110.9	$92.8
C % of D	51.8%	21.1%	21.5%	24.2%	16.2%

3. CURRENT RATIO
E Current assets	$561.5	$441.1	$458.7	$414.2	$407.4
F Current liabilities	$261.6	$183.1	$206.1	$222.9	$155.6
Ratio of E to F	2.1	2.4	2.2	1.9	2.6

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G Net income attributable to Innospec Inc.	$61.8	$81.3	$119.5	$84.1	$77.8
H Basic shares outstanding	24,148	23,998	24,107	24,391	23,651
I Diluted shares outstanding	24,486	24,442	24,612	24,878	24,156
G/H Basic earnings per share attributable to Innospec Inc.	$2.56	$3.39	$4.96	$3.45	$3.29

G/I Diluted earnings per share attributable to Innospec Inc.	$2.52	$3.33	$4.86	$3.38	$3.22

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.